Exhibit 99.1

Safe-T Introduces User and Entity Behavior Analytics Capabilities to the World of Software-Defined Perimeter

Bolsters Software Defined Perimeter Solution with User and Web-Based Anomaly Detection Technology

HERZLIYA, Israel, April 15, 2019 — Safe-T Group Ltd. (Nasdaq, TASE: SFET), a provider of Software-defined Access (SDA) solutions for the hybrid cloud, today announced the launch of its user and web-based anomaly detection product, named Safe-T Telepath. Safe-T has recently completed integrating the Safe-T Telepath as part of Safe-T’s Software Defined Perimeter (SDP) solution. The Telepath technology, acquired by Safe-T Data from Cykick Labs Ltd. in July 2018, is a proprietary technology aimed to recognize hostile attacks on web-based services through the identification of the users’ anomalous behavior.

The goal of Safe-T’s SDP solutions and “Zero Trust” platform architectures is to prevent access by malicious and unauthorized users to organizations’ internal services. However, according to International Data Corporation’s (IDC) report1, 40% of cyber breaches actually originate with authorized users accessing unauthorized systems.

Therefore, a new breed of SDP solution is required, which not only prevents unauthorized users from accessing the organizations’ data and services, but of equal importance, tracks the behavior of authorized users and alerts on service misuse and anomalous behavior of authorized users accessing unauthorized systems.

Safe-T Telepath was originated to answer the need to control authorized access to unauthorized resources. It is the first ever user and web-based anomaly detection technology designed for SDP solutions and Zero Trust architectures. Safe-T Telepath employs a hybrid approach based on rules and machine learning to identify suspicious activities.

Safe-T Telepath empowers cyber security teams with early access to actionable intelligence on emerging threats and comprehensive forensics capabilities, as well as insights into sophisticated attacks. It detects anomalies to stop fraudulent activities by understanding the normal behavior of application visitors and non-intrusively inspecting enterprise web application transactions.

“Software Defined Perimeter solutions and Zero Trust architectures are designed to create a black hole around organizations’ services, by preventing unauthorized users from ever reaching them. With the percentage of authorized users performing unauthorized actions being so high, there is a growing need for a new type of solution” said Eitan Bremler, VP Technology at Safe-T. “Recognizing this need, we have worked to develop an answer and are now launching Safe-T Telepath as part of our SDP solution. The new product will allow us to provide our customers with robust protection against cyber-attacks, including external and internal threats.”

About Safe-T

Safe-T® Data A.R Ltd., a wholly-owned subsidiary of Safe-T Group Ltd. (Nasdaq, TASE: SFET), is a provider of software-defined access and zero trust access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge. The company’s software-defined access (SDA) platform reduces the attack surface, empowering enterprises to safely migrate to the cloud and enable digital transformation. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure data, services, and networks from internal and external threats. For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the advantages of its new SDP solution and its potential to address market need and/or demand. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

PRESS CONTACT

Michal Efraty

+972-(0)52-3044404
michal@efraty.com

[1]	According to its website, IDC is the premier global provider of market intelligence, advisory services, and events for the information technology, telecommunications, and consumer technology markets. The report can be reviewed in the following link: https://www.akamai.com/us/en/multimedia/documents/report/remote-access-security-challenges-and-opportunities.pdf